UNITED FIRE & CASUALTY COMPANY
118 Second Avenue SE
P.O. Box 73909
Cedar Rapids, Iowa 52407-3909
Phone: (319) 399-5700
Fax: (319) 286-2512

November 5, 2009

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

RE:	United Fire & Casualty Company Form 10-K for the Year Ended December 31, 2008 Form 10-Q for the Quarterly Period Ended June 30, 2009 DEF 14A File No. 001-34257

FILED VIA EDGAR

Dear Mr. Rosenberg:

This letter is being submitted on behalf of United Fire & Casualty Company (the “Company”) in response to the comments set forth in your letter dated October 20, 2009 to Dianne M. Lyons, Vice President and Chief Financial Officer of the Company, with respect to the above filings.

Please note that each of the changes to the Company’s Form 10-K or DEF 14A disclosures as described below is intended to be applicable to the Company’s December 31, 2009 year-end filings and years following, subject, of course, to changes in the rules applicable to such filings. Please note that each of the changes to the Company’s Form 10-Q disclosure as described below is intended to be applicable to the Company’s Form 10-Q for the quarterly period ended September 30, 2009, and periods following, subject, of course, to changes in the rules applicable to such filings. For your convenience, we have set forth the comments from your letter in bold typeface, and appearing below each comment is the disclosure information or responses requested. The Company believes that the following information responds fully and completely to each of the comments in your October 20, 2009 correspondence.

Form 10-K for the Year Ended December 31, 2008

Item 8. Financial Statements and Supplementary Data

Notes to the Consolidated Financial Statements

Note 1. Significant Accounting Policies

Securities Lending, page 71

1.	Your response to comment five did not fully address our comment and we are reissuing our comment in its entirety. Please tell us why recording the receipt of the deposited collateral held by Northern Trust and the obligation to return it would not be required. Your statement that “...if Northern Trust is unable to purchase the same or similar security, we will receive the deposited collateral in place of the borrowed security” suggests that you could have exposure to loss of value of the collateral and incur losses. Please also address the following issues related to the accounting treatment for your securities lending transactions:

Mr. Jim B. Rosenberg
Securities and Exchange Commission
November 5, 2009

•	Cite references to the authoritative literature that you relied upon in accounting for your secured lending program and specify the applicable paragraph and sub-point used;

•	Provide us with your analysis of the accounting guidance for securities lending transactions in SFAS 140, including references to paragraphs 15 and 91 through 95;

•	Disclose any restrictions on the use of the cash collateral received; and

•	Disclose all of the significant terms and conditions of your securities lending agreements.

Management’s Response:

In April 2008, our subsidiary, United Life Insurance Company (“United Life”), entered into a lending agreement with The Northern Trust Company (“Northern Trust”), as our agent, to begin participation in a securities lending program. The securities lending program, under which certain fixed maturity securities are loaned to other institutions for short periods of time, allows United Life to generate additional investment income as well as to receive a discount on investment fees charged by Northern Trust. Borrowers of these securities must deposit collateral with Northern Trust, which is limited by the lending agreement to cash or U.S. Treasury securities.

Pursuant to the lending agreement, all collateral received from the borrowers of these securities is held either in the physical custody of Northern Trust or for the account of Northern Trust by an agent or sub custodian of Northern Trust or a central bank, depository or clearing corporation acting as a depository. The collateral received is held in one or more pooled investment funds and may be invested in one or more of the following eligible securities in accordance with Northern Trust’s investment guidelines:

•	obligations issued or guaranteed by the U.S. Government or its agencies or instrumentalities and custodial receipts with respect thereto;

•	obligations of domestic or foreign commercial banks, including commercial paper, banker’s acceptances, certificates of deposit, and time deposits;

•	commercial paper of domestic or foreign corporations;

•	fully collateralized repurchase agreements;

•	obligations issued by states or political subdivisions;

•	Units of the Northern Institutional Funds Diversified Assets Portfolio, or a comparable portfolio of any successor fund, and other money market funds that determine net asset value based on Securities and Exchange Commission Rule 2a-7;

•	adjustable rate securities will be limited to those securities whose rates are reset based upon the following reference indexes: LIBOR, Fed Funds, Treasury Bills, Certificate of Deposit Composite, Commercial Paper Composite, or other appropriate money market indexed composites. In all instances, the spread relationship between the security coupon rate and index reference rate must be constant; and

•	guaranteed investment contracts and funding agreements issued by insurance companies.

Mr. Jim B. Rosenberg
Securities and Exchange Commission
November 5, 2009

When securities are loaned, the initial collateral level provided by the borrower is not less than 102% of the market value of the loaned securities. The value of the loaned securities will be marked to market daily by Northern Trust at an aggregate level per borrower. As the market value of the loaned securities fluctuates, the borrower either deposits additional collateral or Northern Trust refunds collateral to the borrower in order to maintain the collateral level at 102%.

During the period that the securities are on loan, United Life retains the right to terminate the loan at any time, whereupon the borrower must return the loaned securities to Northern Trust within five business days or another date negotiated between Northern Trust and the borrower. If the borrower defaults, Northern Trust has the right to purchase equivalent securities for United Life and apply the deposited collateral towards the purchase price of the securities or other fees. However, if Northern Trust is unable to purchase equivalent securities, United Life will receive the deposited collateral in place of the borrowed securities.

There are risks associated with any securities lending program. The types of risk to which our securities lending program is subject include: borrower risk, collateral investment risk, interest rate risk and trade settlement risk. Northern Trust’s risk management program, which is designed to mitigate risk, includes daily monitoring of portfolio guidelines, borrower default indemnification, daily mark to market of loaned securities and related adjustment of collateral levels, and trade settlement protection.

Pursuant to the terms of the lending agreement, the securities that are loaned to the borrower do not meet the criteria in paragraph 9(c) of Statement of Financial Accounting Standards (“SFAS”) No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, to be accounted for as a sale in accordance with paragraph 92 of SFAS No. 140 as we maintain effective control over the loaned securities by having the unilateral ability to redeem those securities that are on loan at any time. Rather, the activity under our securities lending program is accounted for as a secured borrowing in accordance with paragraph 93 of SFAS No. 140.

The borrower does have the right to sell or repledge the securities that are loaned and, therefore, we will identify the amount of securities on loan under our securities lending program in our consolidated balance sheet in accordance with paragraph 15(a) of SFAS No. 140 in future filings. In prior filings we had disclosed the amount of securities on loan only in the notes to our Consolidated Financial Statements; as we viewed the activity under our securities lending program to be immaterial to both our financial position or results of operations. At June 30, 2009, we had securities totaling $67.9 million, or 3.3 percent of our fixed maturity investment portfolio, on loan under the program. At December 31, 2008, we had no securities on loan under the program.

Since the initial collateral received from the borrower of the loaned securities is generally in the form of cash and we have provided general instructions to Northern Trust for the reinvestment of that collateral in other highly liquid financial instruments, we will recognize the value of the collateral as an asset (i.e., securities lending collateral) and the obligation to return the collateral as a liability (i.e., securities lending payable) in our consolidated balance sheet in accordance with paragraph 94 of SFAS No. 140 in future filings. We had only disclosed the form of the collateral received from the borrower and the fact that the collateral level would be maintained at not less than 102% of the fair value of the loaned securities in prior filings based on materiality and the fact that we are restricted as to our ability to take control of the collateral for use in our general operations.

Commensurate with our recognition of a securities lending collateral asset and offsetting liability in future filings, we will also report changes in these account balances in our consolidated statement of cash flows as a component of cash flows from investing activities and financing activities, respectively. We believe that gross presentation of these amounts is appropriate in this circumstance as we direct the reinvestment of the collateral received and view the obligation to return the collateral to the borrower upon redemption of the loaned securities as a form of short-term financing in accordance with the provisions of SFAS No. 140.

Mr. Jim B. Rosenberg
Securities and Exchange Commission
November 5, 2009

DEF 14A
Compensation Discussion and Analysis
Compensation and Benefits Philosophy, page 15

2.	We note your response to comment 8 and reissue the comment in part. Please expand the discussion to identify the independent outside compensation consultant you used and the specific companies included in the salary survey.

Management’s Response:

As disclosed on page 24 of our 2009 proxy statement, the independent outside compensation consultant utilized by the Compensation Committee is Compensation Resources, Inc. (“CRI”). We confirm that in future filings we will specifically identify CRI by name in the section of our Compensation Discussion and Analysis addressing our compensation and benefit philosophy.

Rather than utilizing salary and benefit data of specific peer companies, CRI conducted a study of data contained within the following ten published salary surveys:

•	Benchmark Database Finance, Accounting, & Legal Survey Report©; William M. Mercer

•	Executive Assessor©; Economic Research Institute (ERI)

•	Executive Compensation Report — Insurance Industry©; Confidential Data Source

•	Executive Compensation Survey©; Confidential Data Source

•	National Executive & Senior Management Compensation Survey©; Confidential Data Source

•	Property & Casualty Agency / Brokerage Compensation & Benefits Survey©; Compensation Consulting Services

•	Salary Source©; HR Answers

•	Survey of Surety Bond Positions©; Hewitt Associates LLC

•	Survey Report on Health, Annuity & Life Insurance Management Compensation©; Watson Wyatt

•	Survey Report on Property & Casualty Insurance Management Compensation©; Watson Wyatt

In performing its study, CRI drew information from companies that are in or serve the insurance or financial services industries from the ten surveys that met one or more of the following criteria: Industry group (Insurance Carriers); Geographic location (Cedar Rapids, Iowa; Midwestern United States); Assets ($1.2 billion – property and casualty; $1.5 billion – life); Premium ($500 million – property and casualty; $127 million – life); and Employee size (approximately 700). The survey data relied upon by CRI did not provide a separate listing of individual companies included within the data, but was based on companies that met at least one of the foregoing criteria.

We confirm that, if applicable, in future filings we will expand our executive compensation discussion to include a listing of the surveys or specific companies used by CRI to conduct its salary study.

Mr. Jim B. Rosenberg
Securities and Exchange Commission
November 5, 2009

3.	Since the survey is conducted every two to three years, please expand the discussion to explain whether and how the Compensation Committee considers the changes that may be necessitated as a result of the lapse of time.

Management’s Response:

While the Compensation Committee determines executive compensation every year, it receives CRI salary studies every two to three years. In the interim periods between salary studies, the Compensation Committee receives information from CRI about general salary movement within the marketplace and considers this information, in conjunction with its overall review of performance-based and long-term incentive compensation, to determine total executive compensation consistent with its compensation and benefits philosophy.

We confirm that in future proxy statement filings we will expand our discussion to describe how the compensation committee considers changes in the interim periods.

Direct Compensation

Base Salary, page 17

4.	We note your response to comment 9. Please confirm that with respect to Ms. Lyons and Messrs Ramlo and Wilkins, or other applicable NEOs, you will expand the discussion in your next proxy statement to describe how each individual performed relative to each of their specified goals and objectives, and how this level of achievement was utilized to determine the respective levels of compensation.

Management Response:

We confirm that in future proxy statement filings we will expand our discussion to describe how each individual NEO performed relative to each of their specified goals and objectives; and how this level of achievement was utilized to determine the respective levels of compensation for each NEO.

In connection with Management’s responses to your comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions and/or need additional information please contact me at (319) 399-5723 or Kevin Helbing, Controller, at (319) 286-2533.

Sincerely,

UNITED FIRE & CASUALTY COMPANY

/s/ Dianne M. Lyons
Dianne M. Lyons
Vice President, Chief Financial Officer and Principal Accounting Officer